The St. Paul Travelers Companies, Inc.
385 Washington Street
St. Paul, Minnesota 55102

September 18, 2006

VIA EDGAR

Ms. Ibolya Ignat
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Verbal comments from you on September 5, 2006 concerning The St. Paul Travelers
Companies, Inc.

Form 10-K for the fiscal year ended December 31, 2005

File No. 001-10898

Dear Ms. Ignat:

This letter acknowledges receipt of and is in response to your verbal comments made on September 5, 2006 relating to our July 13, 2006 response to your verbal comments received on June 9, 2006 concerning The St. Paul Travelers Companies, Inc.’s Form 10-K for the fiscal year ended December 31, 2005. You asked that we respond to the comments within 10 business days in writing. As I advised you by voicemail today, we respectfully advise the staff that we do not expect to be in a position to respond within the 10 business day period and request a 10 business-day extension. We currently expect to respond no later than October 3, 2006. Please do not hesitate to be in touch with me in the meantime. You can reach me at 212-588-8421.

Sincerely,

/s/ Bridget M. Healy

Bridget M. Healy
Senior Vice President and Group General
Counsel—Corporate and Governance